SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under
Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number 001-09712

United States Cellular Corporation
(Exact name of registrant as specified in its charter)

8410 W. Bryn Mawr Ave., Chicago, IL 60631, 773-399-8900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.25% Senior Notes Due 2063
(Title of each class of securities covered by this Form)

Common Shares, $1.00 par value
6.95% Senior Notes due 2060
7.25% Senior Notes due 2064
6.25% Senior Notes due 2069
5.50% Senior Notes due 2070
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None
Pursuant to the requirements of the Securities Exchange Act of 1934, United States Cellular Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

United States Cellular Corporation

Date: May 24, 2021	By:	/s/ Douglas W. Chambers
Douglas W. Chambers
Executive Vice President, Chief Financial Officer and Treasurer